Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): common stock, $0.01 par value per share (“Common Stock”).

Description of Common Stock

The following is a description of the material terms and provisions relating to Common Stock. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended, our Amended and Restated Bylaws, and provisions of Nevada law which define the rights of our stockholders.

Holders of common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders.

Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the board of directors, and, in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities and amounts owed with respect to any preferred stock or other senior securities. Declaration of dividends on common stock is subject to the discretion of the board of directors and will depend upon a number of factors, including our future earnings, capital requirements, financial condition, and/or restrictions, if any, imposed by debt instruments or senior securities. We have not declared dividends on common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

Holders of common stock have no preemptive or subscription rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to common stock.

Under our corporate documents and Nevada law, the election of directors requires a plurality of the votes cast by holders of our outstanding common stock at the annual meeting while other fundamental corporate actions, such as mergers and other business combinations, or amendments of our Articles of Incorporation, require the approval of the holders of a majority of our outstanding common stock.

The number of shares of our authorized common stock may be increased and altered from time to time through an amendment to our Articles of Incorporation in the manner prescribed by Nevada law upon the approval of the holders of a majority of our outstanding common stock.

Nasdaq Capital Market

Our Common Stock is traded on The Nasdaq Capital Market under the symbol “CEMI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Action Stock Transfer Corp.

Transactions with Interested Persons

Under Nevada law, a transaction with the Company (i) in which a Company director or officer has a direct or indirect interest, or (ii) involving another corporation, firm or association in which one or more of the Company’s directors or officers are directors or officers of the corporation, firm or association or have a financial interest in the corporation firm or association, is not void or voidable solely because of the director’s or officer’s interest or common role in the transaction if any one of the following circumstances exists:

•
the fact of the common directorship, office or financial interest is known to the board of directors or a committee of the board of directors and a majority of disinterested directors on the board of directors (or on the committee) authorized, approved or ratified the transaction;

•
the fact of the common directorship, office or financial interest is known to the stockholders and disinterested stockholders holding a majority of the shares held by disinterested stockholders authorized, approved or ratified the transaction;

•	the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought to the board of directors for action; or
•	the transaction was fair to the Company at the time it is authorized or approved.

Control Share Acquisition Provisions

Nevada law precludes an acquirer of the shares of a Nevada corporation who crosses one of three ownership thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to those shares unless the disinterested holders of a majority of the shares of the Company held by disinterested stockholders vote to accord voting power to those shares. Nevada permits a corporation to opt out of the application of these control share acquisition provisions by so providing in the articles of incorporation or bylaws. The Company has opted out of the application of these control share acquisition provisions in our Amended and Restated Bylaws, as amended.

Combinations with Interested Stockholders

Under Nevada law, except under certain circumstances, a corporation is not permitted to engage in a business combination with any “interested stockholder” for a period of two years following the date such stockholder became an interested stockholder. An “interested stockholder” is a person or entity who owns 10% or more of the outstanding shares of voting stock. Nevada permits a corporation to opt out of the application of these business combination provisions by so providing in the articles of incorporation. Although we did not opt out of the application of these business combination provisions in it our Articles of Incorporation, as amended, the business combination provisions are not applicable to an interested stockholder if the transaction by which the person first became an interested stockholder is approved before the persons becomes an interest stockholder.